Exhibit 99.2

Execution Version

THIRD AMENDING AGREEMENT
THIS AGREEMENT is made as of May 2, 2019
BETWEEN:
BAYTEX ENERGY CORP., a corporation amalgamated under the laws of the Province of Alberta (hereinafter referred to as the "Canadian Borrower"), and BAYTEX ENERGY USA, INC., a Delaware corporation (hereinafter referred to as the "U.S. Borrower" and together with the Canadian Borrower, collectively, the "Borrowers" and, individually, a "Borrower"),
OF THE FIRST PART,
- and -
THE BANK OF NOVA SCOTIA,
CANADIAN IMPERIAL BANK OF COMMERCE,
ROYAL BANK OF CANADA,
THE TORONTO-DOMINION BANK,
TORONTO DOMINION (NEW YORK) LLC,
BANK OF MONTREAL,
BANK OF MONTREAL, CHICAGO BRANCH,
NATIONAL BANK OF CANADA,
ATB FINANCIAL (formerly named, ALBERTA TREASURY BRANCHES),
EXPORT DEVELOPMENT CANADA,
BARCLAYS BANK PLC,
FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC,
DESJARDINS FLORIDA BRANCH and
WELLS FARGO BANK, N.A., CANADIAN BRANCH
(hereinafter referred to collectively as the "Lenders" and individually as a "Lender"),
OF THE SECOND PART,
- and -
THE BANK OF NOVA SCOTIA, a Canadian chartered bank, as agent of the Lenders (hereinafter referred to as the "Agent"),
OF THE THIRD PART.
WHEREAS the parties hereto have agreed to amend and supplement certain provisions of the Credit Agreement as hereinafter set forth;
NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

1	Interpretation

1.1	In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:
"Agreement" means this third amending agreement, as amended, modified, supplemented or restated from time to time.
"Credit Agreement" means the amended and restated credit agreement made as of June 4, 2014 and amended and restated as of March 31, 2016 between the Borrowers, the Lenders and the Agent, as amended by a first amending agreement made as of April 25, 2018 and a second amending agreement made as of August 22, 2018.

1.2	Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

1.3
The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless the context otherwise requires, references herein to "Sections" are to Sections of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.

1.4	This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

1.5	The following schedules are annexed hereto and are incorporated by reference and deemed to be part hereof:
Schedule A – Lenders and Commitments; and
Schedule B – Form of Confirmation of Guarantee and Security.

2	Amendments and Supplements to Credit Agreement

2.1
Extension of Maturity Dates. Each of the Canadian Syndicated Facility Maturity Date, the Operating Facility Maturity Date and the U.S. Facility Maturity Date is hereby extended from June 4, 2020 to June 4, 2021, without derogating from the right of the Borrowers to further extend such date with respect to a given Lender in accordance with Section 2.20, 2.21 or 2.22, as applicable, of the Credit Agreement; provided that if either (i) the Refinancing Event has not occurred on or before April 1, 2021 or (ii) the Repayment Test cannot be satisfied on April 1, 2021; then each of the Canadian Syndicated Facility Maturity Date, the Operating Facility Maturity Date and the U.S. Facility Maturity Date shall be deemed to be April 2, 2021.

2.2
Increase in Operating Facility. The existing definition of “Operating Facility” contained in Section 1.1(1) of the Credit Agreement is hereby amended to delete the reference therein to “U.S.$35,000,000” and to substitute “U.S.$50,000,000” therefor.

2.3
Decrease in Canadian Syndicated Facility. The existing definition of “Canadian Syndicated Facility” contained in Section 1.1(1) of the Credit Agreement is hereby amended to delete the reference therein to “U.S.$340,000,000” and to substitute “U.S.$325,000,000” therefor.

2.4	Amendment to Definitions.

(a)
The existing definition of “Debt” contained in Section 1.1 of the Credit Agreement is hereby amended by deleting part (e)(ii)(B) in its entirety and substituting the “[Intentionally Deleted]” therefor.

(b)
The existing definition of "Permitted Encumbrances" contained in Section 1.1(1) of the Credit Agreement is hereby amended by adding the following new subparagraph (n.2) immediately following the existing subparagraph (n.1) thereof, as follows:

“(n.2)    Assumed Acquisition Liens;”.

2.5
Replacement of Definitions. Section 1.1(1) of the Credit Agreement is hereby amended by deleting the definitions of “Lenders’ Counsel”, “Second Lien Creditors”, “Second Lien Refinancing” and “Senior Secured Debt” and substituting the following therefor (with the following definition of “Junior Refinancing Debt” replacing the definition of “Second Lien Refinancing”):

“"Junior Refinancing Debt" means any Debt of the Canadian Borrower or any Material Subsidiary issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, the Notes and Other Unsecured Debt or the Second Lien Debt, provided that:

(a)
the principal amount (or accreted value, if applicable) of such permitted refinancing Debt does not exceed: (i) the maximum principal amount (or accreted value, if applicable) of the then current Notes and Other Unsecured Debt or Second Lien Debt (as applicable and excluding, for certainty all accrued and unpaid interest on the such indebtedness and the amount of all costs, fees, expenses and premiums incurred in connection therewith), plus, (ii) the amount of Debt that may be Incurred without exceeding the Permitted Debt Limit ;

(b)
such permitted refinancing Debt has a final maturity date not earlier than the later of (i) 2 months after the then latest Maturity Date in effect and (ii) the final maturity date of such Notes and Other Unsecured Debt or the Second Lien Debt (as applicable) being extended, refinanced, renewed, replaced, defeased or refunded;

(c)	if such permitted refinancing Debt is secured, such permitted refinancing Debt is subject to and not prohibited under the terms of the Second Lien Intercreditor Agreement;

(d)
either (i) the covenants and terms of such permitted refinancing Debt are not more restrictive, taken as a whole, than the terms of this Agreement or (ii) the Majority Lenders shall be entitled to exercise a “most favoured nation” option which entitles them to incorporate into this Agreement any such covenant or term which is more restrictive than the terms of this Agreement; provided that any such incorporation will only apply if and for so long as such permitted refinancing Debt remains outstanding; and

(e)	such permitted refinancing Debt otherwise meets the requirements of the definition of Notes and Other Unsecured Debt or Second Lien Debt, as applicable.
"Lenders' Counsel" means the firm of Norton Rose Fulbright Canada LLP or such other firm of legal counsel as the Agent may from time to time designate.

"Second Lien Creditors" means, collectively, the lenders (including holders of any bonds, debentures, notes or other evidence of indebtedness under any Second Lien Financing Agreement), and any administrative or collateral agents or trustees from time to time under any Second Lien Financing Agreement, and includes any replacements thereof in connection with secured Junior Refinancing Debt.
"Senior Secured Debt" means, on any date of determination, the aggregate of the following (without duplication):

(a)
the principal amount of the Obligations and, to the extent the same are due and payable and have not been paid as and when required by the Financial Instrument governing the same, the Lender Financial Instrument Obligations;

(b)
the principal amount of the obligations secured by the Permitted Encumbrances referenced in subparagraphs (n.1), (n.2) and (p) (and, to the extent relevant to any of such subparagraphs, subparagraph (r)) of the definition thereof; and

(c)
if the Liability Management Rating of the Canadian Borrower or any Material Subsidiary which owns or operates any LMR Assets in any Primary Jurisdiction is less than 2.00 at any Quarter End (an “Affected Loan Party”), an aggregate amount equal to the Undiscounted Non-Producing ARO of each such Affected Loan Party in such Primary Jurisdiction shall be included as Senior Secured Debt at such Quarter End.”.

2.6	Supplements to Definitions. Section 1.1(1) of the Credit Agreement is hereby amended to insert the following definitions in appropriate alphabetical order:
““Abandonment/Reclamation Order” means any abandonment, reclamation and/or non-compliance order or directive issued by an Energy Regulator which relates to any assets of any one or more of the Canadian Borrower and the Material Subsidiaries.
“Abandonment and Reclamation Report” means an annual report pertaining to the abandonment and reclamation obligations of the Canadian Borrower and its Material Subsidiaries in respect of upstream oil and gas wells, facilities and pipelines located in Canada, such report to be substantially in the form attached hereto as Schedule M.
“Assumed Acquisition Debt” means any Debt of a Person (the “Transaction Party”) that is (a) existing at the time such Transaction Party is amalgamated, merged with or into or consolidated with a Borrower or any Subsidiary in a transaction permitted by this Agreement, provided that such Debt (i) was in existence prior to and not incurred in the contemplation of such amalgamation, merger or consolidation and (ii) is not guaranteed by any Persons which were not Subsidiaries of such Transaction Party prior to such amalgamation, merger or consolidation (except if such Person at no time has assets other than assets that were owned by such Transaction Party immediately prior to such amalgamation, merger or consolidation; or (b) existing at the time of acquisition of such Transaction Party by a Borrower or any Subsidiary in a transaction permitted by this Agreement, provided that such Debt (i) was in existence prior to and was not incurred in the contemplation of such acquisition and (ii) is not guaranteed by any Persons which were not Subsidiaries of such Transaction Party prior to such acquisition (except if such Person at no time has assets other than assets that were owned by such Transaction Party immediately prior to such acquisition).
“Assumed Acquisition Liens” means (a) Security Interests on any property or assets of a Person existing at the time such Person is amalgamated, merged with or into or consolidated with a Borrower or any Subsidiary in a transaction permitted by this Agreement, provided that such Liens were in existence prior to and not incurred in the contemplation of such amalgamation, merger or consolidation and do not extend to any property or assets other than those of the Person amalgamated, merged into or consolidated with such Borrower or Subsidiary (and additions, accessions, improvements and replacements and customary deposits in connection therewith and proceeds, insurance, distributions and products of the foregoing); and (b) Security Interests on any property or assets existing at the time of acquisition thereof by a Borrower or any Subsidiary or on any property or assets of a Person at the time of acquisition of such Person by a Borrower or any Subsidiary and do not extend to any other property or assets (and additions, accessions, improvements and replacements and customary deposits in connection therewith and proceeds, insurance, distributions and products of the foregoing), in either case, in a transaction permitted by this Agreement (and additions, accessions, improvements and replacements and customary deposits in connection therewith and proceeds, insurance, distributions and products of the foregoing), provided that such Liens were not incurred in contemplation of any such acquisition.
“Energy Regulator” means (a) with respect to Alberta, the Alberta Energy Regulator, (b) with respect to British Columbia, means the BC Oil and Gas Commission, (c) with respect to Saskatchewan, means the Saskatchewan Ministry of Energy and Resources, and (d) with respect to any other Primary Jurisdiction, the regulatory body with responsibility for the oversight of environmental matters in the oil and gas industry in such jurisdiction; and in each case, together with any successor agency, department, ministry or commission thereto.
“Equity” means any shares in the capital of the Canadian Borrower or any warrants, options or similar rights with respect to any of the shares in the capital of the Canadian Borrower of any class (but excluding warrants, options or similar rights relating to compensation to, or performance by, employees, officers or directors of the Canadian Borrower or its Subsidiaries).
“February 2021 Notes” means the unsecured notes in the aggregate principal amount of U.S.$150,000,000 issued by the Canadian Borrower and due on February 17, 2021.
“June 2021 Notes” means the unsecured notes in the aggregate principal amount of U.S.$400,000,000 issued by the Canadian Borrower and due on June 1, 2021.
“Liability Management Rating” means, for any Primary Jurisdiction, the environmental liability management rating (or equivalent) relating to the upstream oil and gas wells, facilities and pipelines located within such jurisdiction, as determined in accordance with the rules and regulations of each applicable Primary Jurisdiction and its Energy Regulator for the then relevant period (and, for certainty, after adjusting the “deemed assets” (or the equivalent) to include any security deposits provided to the applicable Energy Regulator if such security deposits are so included by the applicable Energy Regulator).
“LMR Assets” means, for any province or similar jurisdiction in Canada, all of the upstream oil and gas wells, facilities, pipelines and other physical assets relevant to the determination of the Liability Management Rating in such jurisdiction.
“Primary Jurisdiction” means, collectively, any province or similar jurisdiction in Canada where (a) the Canadian Borrower and its Material Subsidiaries, in aggregate, directly own or operate any LMR Assets and (b) the aggregate associated undiscounted and uninflated abandonment and reclamation liabilities (expressed in nominal dollars) of such LMR Assets in such jurisdiction, as shown in the most recent Abandonment and Reclamation Report delivered to the Agent, are in excess of the Threshold Amount.
“Refinancing Event” means the satisfaction of all of the following conditions:

(a)	the February 2021 Notes and the June 2021 Notes have been unconditionally repaid in full in compliance with Section 10.2(m); and,

(b)
to the extent any of the February 2021 Notes or the June 2021 Notes are refinanced with Junior Refinancing Debt, such Junior Refinancing Debt has a maturity date of no earlier than two months after the then latest Maturity Date in effect.

“Repayment Test” means, on April 1, 2021, the satisfaction of all of the following conditions:

(a)
there shall be sufficient undrawn availability under the Credit Facilities to fully repay and cancel the June 2021 Notes on the maturity date thereof and, after giving effect to such repayments, there shall be at least U.S.$100,000,000 of aggregate undrawn availability under the Credit Facilities which will be available to be drawn for working capital purposes of the Canadian Borrower and its Material Subsidiaries;

(b)	the Canadian Borrower shall have provided the Agent with a forecast in a form satisfactory to the Agent, acting reasonably, confirming the undrawn availability referred to in condition (a) above; and

(c)
the expected repayment in full of the June 2021 Notes on the maturity date thereof would not reasonably be expected to have a Material Adverse Effect or result in the occurrence of a Default or Event of Default.

“Undiscounted Non-Producing ARO” means the aggregate uninflated and undiscounted abandonment and reclamation obligations of the Canadian Borrower and its Material Subsidiaries for all LMR Assets in the applicable Primary Jurisdiction(s) which are inactive (non-producing), suspended or abandoned.”.
2.7    Changes in Pricing. The definition of "Applicable Pricing Rate" contained in Section 1.1(1) of the Credit Agreement is hereby amended to delete the table contained therein in its entirety and to substitute the following table therefor:

Senior Secured Debt to EBITDA Ratio	Margin on Canadian Prime Rate Loans and U.S. Base Rate Loans	Margin on Libor Loans, Acceptance Fees for Bankers' Acceptances and Issuance Fees for Letters of Credit	Standby Fee on each Canadian Credit Facility and the U.S. Facility
less than or equal to 0.50:1.00	[Redacted]
greater than 0.50:1.00 and less than or equal to 1.00:1.00
greater than 1.00:1.00 and less than or equal to 1.50:1.00
greater than 1.50:1.00 and less than or equal to 2.00:1.00
greater than 2.00:1.00 and less than or equal to 2.50:1.00
greater than 2.50:1.00 and less than or equal to 3.00:1.00
greater than 3.00:1.00

2.8
Increase of Permitted Debt Limit. The existing definition of "Permitted Debt Limit" contained in Section 1.1(1) of the Credit Agreement is hereby deleted in its entirety and the following is substituted therefor:

“"Permitted Debt Limit" means the sum of: (a) U.S.$1,775,000,000 (or the Equivalent Amount thereof in Canadian Dollars or the equivalent thereof in any other currency); (b) for so long as there is any outstanding Raging River Term Loan Credit Agreement Obligations, an amount equal to the then outstanding principal amount of the Raging River Term Loan Credit Agreement Obligations; and (c) an amount equal to the then outstanding principal amount of any Assumed Acquisition Debt; provided that the aggregate outstanding principal amount of all such Assumed Acquisition Debt does not at any time exceed U.S. $500,000,000 (or the equivalent thereof in any other currency).”.

2.9	Changes in Liability Management Rating System. Article 1 of the Credit Agreement is hereby amended by adding a new Section 1.9 as follows:
“1.9    Changes in Liability Management Rating System
If:

(a)	as a result of any change in any applicable law, rule, policy, regulation, order or directive (or in the interpretation of any thereof):

(i)
any applicable Energy Regulator ceases to use a Liability Management Rating as a means of determining whether a Person is in compliance with such Energy Regulator’s abandonment and reclamation rules, policies, regulations orders or directives in any Primary Jurisdiction,

(ii)	a material change occurs in the methodology used in calculating the Liability Management Rating in any Primary Jurisdiction (including any changes in the factors used to calculate such rating which would have a material effect upon the calculation of such rating),

(iii)
a material change is made to the minimum Liability Management Rating thresholds in any Primary Jurisdiction which are used to determine whether any licenses for wells, facilities, pipelines and other physical assets relevant to the determination of the Liability Management Rating can be transferred or whether any security deposits will be required to be provided to the applicable Energy Regulator (the “Minimum Statutory LMR”), or

(iv)
for the purposes of adjusting Section 12.1(x) only, either (A) there is a material increase or decrease in the assumed netback values (or equivalent) used by the applicable Energy Regulator in any Primary Jurisdiction in determining “deemed assets” (or the equivalent) for the purposes of calculating the Liability Management Rating or (B) there is a material increase or decrease in the assumed reclamation and abandonment costs (or the equivalent) used by the applicable Energy Regulator in any Primary Jurisdiction in determining “deemed liabilities” (or the equivalent) for the purposes of calculating the Liability Management Rating in such Primary Jurisdiction; or

(b)
except for the purposes of adjusting Section 12.1(x), any “force majeure” event or similar circumstance occurs which materially reduces the cash flow derived from oil and gas production of the Canadian Borrower or its Material Subsidiaries for an extended period of time, and as a consequence thereof, the “deemed assets” component of the Liability Management Rating for such Person in any Primary Jurisdiction is materially reduced;

then, in any such case, at the written request of the Agent or the Majority of the Lenders to the Canadian Borrower or of the Canadian Borrower to the Agent and the Lenders, the Canadian Borrower and the Agent shall enter into good faith discussions with a view to determining a comparable rating system, calculation or threshold, as applicable, to amend or replace the concept or usage of Liability Management Rating as set forth herein (or, in the case of clause (b) above, to adjust for such force majeure event or circumstance for so long as it is continuing), with the objective of having the respective positions of the Lenders and the Borrowers after such change(s) conform as nearly as possible to their respective positions immediately prior to such change(s) (subject to ensuring that the threshold in Section 12.1(x) at least equals the Minimum Statutory LMR and, to the extent practicable, exceeds the Minimum Statutory LMR by an equitable amount); provided that, until any such agreement is reached, the Liability Management Rating and all related calculations and thresholds hereunder shall continue to be calculated by the Canadian Borrower in consultation with the Agent acting in good faith as if no such change had occurred.
Upon the Canadian Borrower and the Agent agreeing on such a comparable rating system, calculation or threshold, as applicable, the Borrowers and the Lenders shall enter into documentation to amend the provisions hereof to give effect to such agreement and to make all other adjustments incidental thereto. The parties hereto agree that such amendment shall require the consent of the Majority of the Lenders, such consent not to be unreasonably withheld, notwithstanding anything to the contrary set out herein.”.

2.10
Change to Time Period for Requesting Extensions. Each of Sections 2.20(2)(a), 2.21(2)(a) and 2.22(2)(a) of the Credit Agreement is hereby deleted in its entirety and replaced with “(a) such request may be made at any time but only once per calendar year and”.

2.11	Change to Condition Precedent to All Drawdowns. Section 3.2(b) of the Credit Agreement is hereby amended to delete the words “in all respects” and to substitute them with the words “in all material respects (and in all respects if any such representation or warranty is already qualified by materiality)”.

2.12
Increase of Availability of Letters of Credit. Section 7.1 of the Credit Agreement is hereby amended to delete the references therein to “U.S.$75,000,000” and “U.S.$30,000,000” and to substitute “U.S.$150,000,000” and “U.S.$50,000,000” therefor respectively.

2.13	New ARO Reporting. Section 10.1 of the Credit Agreement is hereby amended to add the following new Section 10.1(v) thereto:
“(v)    ARO Reporting

(i)
The Canadian Borrower shall deliver to the Agent, within 120 days after the end of each of its fiscal years, an annual Abandonment and Reclamation Report together with a summary of all letters of credit and other forms of security provided to each applicable Energy Regulator related to abandonment and reclamation obligations and liabilities of any one or more of the Canadian Borrower and the Material Subsidiaries (excluding any security which is mandatorily required to be provided by producers without regard to any Liability Management Rating deficiency or similar abandonment and reclamation obligation deficiency construct).

(ii)
The Canadian Borrower shall deliver to the Agent, promptly following receipt thereof by it or any Material Subsidiary, copies of any Abandonment/Reclamation Orders (and any amendments, supplements or other modifications thereto) or other material notices or communications related to any directives, rules, regulations or other orders issued by any applicable Energy Regulator to any one or more of the Canadian Borrower and the Material Subsidiaries or otherwise affecting any of the assets of any of them relating to any non-compliance by the Canadian Borrower and the Material Subsidiaries with any applicable Environmental Laws, including liability assessments, potential or designated problem site notices, requirement to post security deposits and operator insolvency notices; provided that the aggregate estimated cost of compliance with all such orders, notices or communications would reasonably be expected to exceed the Threshold Amount.

(iii)
The Canadian Borrower shall deliver to the Agent, promptly following delivery of such letters of credit or security, notice to the Agent if any letters of credit or other forms of security are issued on its or any Material Subsidiary’s behalf to any applicable Energy Regulator if the Liability Management Rating of the Canadian Borrower or any Material Subsidiary is less than 2.0 in any Primary Jurisdiction (or if such Liability Management Rating would have been below any such threshold absent such letter of credit or security having been delivered to the applicable Energy Regulator).”.

2.14	Changes to Limit on Sale of Assets. Section 10.2(d) of the Credit Agreement is hereby deleted in its entirety and the following is substituted therefor:
“(d)    Limit on Sale of Assets
Except for Permitted Dispositions, the Canadian Borrower shall not, and shall not permit any Subsidiary thereof to, sell, transfer or otherwise dispose of any of their respective property or assets (a) during the continuance of a Default or Event of Default or (b) in any calendar year, where the aggregate fair market value thereof, whether in one transaction or a series of transactions, exceeds the greater of (i) U.S.$250,000,000 and (ii) 5% of Consolidated Tangible Assets; in each case, for certainty, a sale, transfer or other disposition of property or assets to a person at arm's length from the Canadian Borrower and its Subsidiaries shall constitute prima facie evidence of the fair market value of such property or assets being sold, transferred or disposed of.”.

2.15
Changes to Restriction on Redemptions and Repurchases of Junior Capital. Sections 10.2(m) and 10.2(n) of the Credit Agreement are hereby deleted in their entirety and the following are substituted therefor:

“(m)	Restriction on Redemptions and Repurchases of Junior Capital
The Canadian Borrower shall not, nor shall it permit any Subsidiary to, redeem, retire, defease, purchase, prepay or otherwise acquire for value any Equity, Notes and Other Unsecured Debt or Second Lien Debt unless funded or effected in compliance with one or more of the following (as applicable):

(i)
in the case of Notes and Other Unsecured Debt or Second Lien Debt, from the proceeds of the issuance or incurrence of Junior Refinancing Debt, Convertible Debentures or Equity (provided that the terms of such Equity do not provide for redemption or repayment thereof other than at the option of the issuer prior to two months after the then latest Maturity Date in effect);

(ii)
from the proceeds of the issuance of common shares in the capital of the Canadian Borrower or subscriptions proceeds received by the Canadian Borrower from the issuance of common shares in the capital of the Canadian Borrower; or

(iii)	if, after giving pro forma effect to such purchase, redemption, retirement, defeasement, prepayment or other acquisition:

(A)	the Senior Secured Debt to EBITDA Ratio will not exceed 2.50:1.00;

(B)	the aggregate undrawn availability under the Credit Facilities will exceed U.S.$100,000,000; and

(C)
no Material Adverse Effect, Default or Event of Default has occurred and is continuing, or would reasonably be expected to occur as a result of such purchase, redemption, retirement, defeasement, prepayment or other acquisition.

(n)	[Intentionally Deleted].”.

2.16	New Events of Default. Section 12.1 of the Credit Agreement is hereby amended as follows:

(a)	deleting “or” at the end of Section 12.1(v);

(b)	deleting the period at the end of Section 12.1(w) and replacing it with “;or”; and adding the following new paragraphs (x) and (y)
“(x)    Minimum Liability Management Rating: if the Liability Management Rating of the Canadian Borrower or any Material Subsidiary which owns or operates any LMR Assets in any Primary Jurisdiction becomes less than 1.25 in such Primary Jurisdiction and remains below such threshold for a period of 90 days after written notice thereof is given by the Agent to the Canadian Borrower; or
(y)    Abandonment and Reclamation Orders: if (i) the Canadian Borrower or any of its Material Subsidiaries becomes subject to any Abandonment/Reclamation Orders issued by any Energy Regulator, (ii) the aggregate estimated cost of compliance with all such orders would reasonably be expected to exceed the Threshold Amount (provided that, for the purpose of determining any such estimated cost, the Borrower shall provide the Agent with a reasonable and factually supportable estimate of such costs within 10 Banking Days of its receipt of the applicable order and shall deliver to each Lender all such other relevant information related to such estimate as may be reasonably required by any such Lender) and (iii) such orders are not withdrawn or satisfied within the relevant timelines set out in such orders and any applicable appeal periods in respect thereof have expired.”.

2.17	Change to Market Disruption Respecting Libor Loans. Section 13.1 of the Credit Agreement is hereby amended as follows:

(a)	paragraph (a) thereof is amended by replacing same with the following and re-numbering paragraphs (b) and (c) thereof as paragraphs (c) and (d) respectively:

“(a)
the Agent (acting reasonably) determines that adequate and fair means do not exist for ascertaining the rate of interest with respect to a requested Libor Loan during the ensuing Interest Period selected;

(b)
the Agent (acting reasonably) determines that deposits are not available in sufficient amounts in the ordinary course of business in the London, England interbank market at the rate determined hereunder to make, fund or maintain a requested Libor Loan during the ensuing Interest Period selected;” and

(b)	by adding the following at the end thereof:
"If at any time the Agent determines (which determination shall be conclusive, absent manifest error) that:

(e)	the circumstances described in Section 13.1(a) have arisen and such circumstances are unlikely to be temporary;

(f)
the circumstances described in Section 13.1(a) have not arisen, but either (i) the applicable supervisor or administrator of Libor Rate, or (ii) a governmental authority having jurisdiction over the Agent, has made a public statement identifying a specific date after which Libor Rate shall no longer be used for determining interest rates for loans (either such date, a "Libor Discontinuation Date"); or

(g)	a rate other than Libor Rate has become a widely recognized benchmark rate for newly originated United States Dollar loans made in Canada, then the Agent and the Canadian Borrower shall negotiate in good faith to select a replacement index for Libor Rate and make adjustments to the Applicable Pricing Rate and other related amendments to this Agreement that shall give due consideration to the prevailing market practice for: (A) determining a rate of interest applicable to newly originated United States Dollar loans made in Canada at such time, and (B) transitioning existing loans from Libor Rate-based interest rates to loans bearing interest calculated with reference to the new reference rate; provided that, to the extent reasonably practicable, the all-in interest rate paid by the applicable Borrower under this Agreement based on such replacement index will be substantially equivalent to the all-in interest rate applicable to Libor Loans made hereunder prior to the Libor Rate's replacement.
Upon an agreement being reached between the Agent and the Canadian Borrower pursuant to the immediately preceding paragraph, the Agent and the Borrowers shall enter into an amendment to this Agreement that gives effect to the replacement reference rate of interest, adjustments to the Applicable Pricing Rate and such other related amendments as may be appropriate in the discretion of the Agent for the implementation and administration of United States Dollar loans bearing interest calculated with reference to the replacement index. Notwithstanding anything to the contrary in this Agreement or any other Document (including Section 16.10), such amendment shall become effective at 5:00 p.m. (Calgary time) on the fifth Banking Day after a copy of the amendment is provided to the Lenders and without any further action or consent of any other party to this Agreement, unless the Agent receives, on or before such date and time, a written notice from the Majority of the Lenders stating that such Lenders object to such amendment.
Until an amendment reflecting the transition to a new reference rate becomes effective as contemplated by this Section, each Drawdown, Conversion or Rollover of a Libor Loan shall continue to bear interest calculated with reference to Libor Rate; provided that if the Agent determines (which determination shall be conclusive, absent manifest error) that a Libor Discontinuation Date has occurred, then following the Libor Discontinuation Date, until such time as an amending agreement adopting a new reference rate of interest becomes effective as contemplated by this Section:

(h)	any requested Drawdown by way of, Conversion into, or Rollover of, Libor Loans shall be deemed to be a request for a U.S. Base Rate Loan in the same principal amount; and

(i)
in respect of a maturing Libor Loan, in the event the applicable Borrower fails to give, if applicable, a Conversion Notice with respect thereto specifying the Conversion of such Libor Loan on the last day of the applicable Interest Period into a Loan other than a Libor Loan (and provided a valid notice of repayment has not been delivered to the Agent in respect thereof), such maturing Libor Loan shall be converted on the last day of the applicable Interest Period into a U.S. Base Rate Loan as if a valid Conversion Notice had been given to the Agent by the applicable Borrower pursuant to the provisions hereof.

For certainty, (i) the replacement reference rate of interest agreed upon to replace Libor Rate would be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement and (ii) upon the occurrence of a Libor Discontinuation Date, the U.S. Base Rate shall be determined without regard to paragraph (c) of the definition thereof.".

2.18	Amendment to Schedule A. Schedule A to the Credit Agreement is deleted in its entirety and Schedule A hereto is substituted therefor.

2.19	Amendment to Compliance Certificate. Schedule C to the Credit Agreement is hereby amended as follows:

(a)	by deleting “and” at the end of Section 3(f); and

(b)	deleting the period at the end of Section 3(g) and replacing it with “;and”; and adding the following new Section 3(h) as follows:

“(h)
as at the end of the aforementioned [fiscal quarter OR fiscal year], the Liability Management Rating of each of the Canadian Borrower and, where applicable, its Material Subsidiaries in each Primary Jurisdiction is as follows:

Party	Primary Jurisdiction	Liability Management Rating

2.20	Addition of New Schedule M. Schedule C hereto is added as a new Schedule M to the Credit Agreement and Section 1.7 of the Credit Agreement is hereby amended to add the following at the end thereof:
“Schedule M    -    Form of Annual ARO Reporting”.

3	Fees

3.1
Extension Fee in Respect of the Canadian Syndicated Facility and the Operating Facility. The Canadian Borrower hereby agrees to pay to the Agent, for the account of each Lender, an extension fee in United States Dollars in an amount equal to [redacted] of the aggregate amount of each such Lender's Commitments under the Canadian Credit Facilities (after giving effect hereto).

3.2
Extension Fee in Respect of the U.S. Facility. The U.S. Borrower hereby agrees to pay to the Agent, for the account of each U.S. Facility Lender, an extension fee in United States Dollars in an amount equal to [redacted] of the aggregate amount of each such U.S. Facility Lender's U.S. Facility Commitment (after giving effect hereto).

4	Representations and Warranties
Each Borrower (in the case of the U.S. Borrower, with respect to subparagraphs (a), (b), (c) and (e) of this Section 4 only) hereby represents and warrants as follows to each Lender and the Agent and acknowledges and confirms that each Lender and the Agent is relying upon such representations and warranties:

(a)	Capacity, Power and Authority

(i)
It is duly amalgamated or incorporated, as the case may be, and is validly subsisting under the laws of its jurisdiction of amalgamation or incorporation, as the case may be, and has all the requisite corporate capacity, power and authority to carry on its business as presently conducted and to own its property; and

(ii)	It has the requisite corporate capacity, power and authority to execute and deliver this Agreement.

(b)	Authorization; Enforceability
It has taken or caused to be taken all necessary action to authorize, and has duly executed and delivered, this Agreement, and this Agreement is a legal, valid and binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, reorganization, winding up, insolvency, moratorium or other laws of general application affecting the enforcement of creditors' rights generally and to the equitable and statutory powers of the courts having jurisdiction with respect thereto.

(c)	Compliance with Other Instruments
The execution, delivery and performance by it of this Agreement and the consummation of the transactions contemplated herein do not conflict with, result in any breach or violation of, or constitute a default under the terms, conditions or provisions of its articles, by-laws or other constating documents or any unanimous shareholder agreement relating to it, or of any law, regulation, judgment, decree or order binding on or applicable to it or to which its property is subject or of any material agreement, lease, licence, permit or other instrument to which it or any of its Subsidiaries is a party or is otherwise bound or by which any of them benefits or to which any of their property is subject and do not require the consent or approval of any Governmental Authority or any other party.

(d)	Credit Agreement Representations and Warranties
Each of the representations and warranties of the Canadian Borrower set forth in Section 9.1 of the Credit Agreement is true and accurate in all material respects as of the date hereof (and in all respects if any such representation or warranty is already qualified by materiality) other than any such representations and warranties which expressly speak of an earlier date.

(e)	No Default
No Default or Event of Default has occurred or is continuing or shall result from or exist immediately after the coming into effect of the amendments and supplements to the Credit Agreement contemplated hereby.
The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by or on behalf of the Agent, the Lenders or Lenders' Counsel. Such representations and warranties shall survive until the Credit Agreement has been terminated.

5	Conditions Precedent
The amendments and supplements to the Credit Agreement contained herein shall be effective upon, and shall be subject to, the satisfaction of the following conditions precedent:

(a)	the Borrowers shall have paid to the Agent, for each Lender and U.S. Facility Lender, as the case may be, the fees required to be paid pursuant to Section 3 hereof; and

(b)
each Guarantor other than BTE Holdings S.a.r.l. shall have executed and delivered to the Agent on behalf of the Lenders a Confirmation of Guarantee and Security in the form attached hereto as Schedule B.

Notwithstanding the foregoing, the amendments in Sections 2.2, 2.3 and 2.18 hereof shall not become effective until May 27, 2019.

The foregoing conditions precedent are inserted for the sole benefit of the Lenders and the Agent and may be waived in writing by the Lenders, in whole or in part (with or without terms and conditions).

6	Covenant in Respect of BTE’s Delivery of Confirmation of Guarantee and Security
The Canadian Borrower shall (unless otherwise consented to by the Agent), by no later than June 30, 2019, have caused BTE Holdings S.a.r.l. to execute and deliver to the Agent a Confirmation of Guarantee and Security in the form attached hereto as Schedule B, failing which, and notwithstanding any other provision hereof or in the Credit Agreement (as amended and supplemented by this Agreement) to the contrary, an Event of Default shall be deemed to exist under the Credit Agreement (as amended and supplemented by this Agreement).

7	Confirmation of Credit Agreement and other Documents
The Credit Agreement and the other Documents to which the Borrowers are a party and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect and the Credit Agreement, as amended and supplemented by this Agreement, and each of the other Documents to which the Borrowers are a party is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect as herein amended and supplemented, with such amendments and supplements being effective from and as of the date hereof upon satisfaction of the conditions precedent set forth in Section 5 hereof.

8	Further Assurances
The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

9	Enurement
This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

10	Counterparts
This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. Such executed counterparts may be delivered by facsimile or other electronic transmission and, when so delivered, shall constitute a binding agreement of the parties hereto.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.
BORROWERS:

BAYTEX ENERGY CORP.

By:	"Signed"
Name: Title:

By:	"Signed"
Name: Title:

[Signature Page to the Third Amending Agreement]

BAYTEX ENERGY USA, INC.

By:	"Signed"
Name: Title:

By:
Name: Title:

[Signature Page to the Third Amending Agreement]

AGENT:

THE BANK OF NOVA SCOTIA, in its capacity as the Agent

By:	"Signed"
Name:
Title:

By:	"Signed"
Name:
Title:

[Signature Page to the Third Amending Agreement]

LENDERS:

THE BANK OF NOVA SCOTIA, in its capacity as Lender under the Revolving Syndicated Facility, as U.S. Facility Lender and as the Operating Lender

By:	"Signed"
Name:
Title:

By:	"Signed"
Name:
Title:

[Signature Page to the Third Amending Agreement]

CANADIAN IMPERIAL BANK OF COMMERCE, in its capacity as Lender under the Canadian Syndicated Facility and as U.S. Facility Lender

By:	"Signed"
Name:
Title:

By:	"Signed"
Name:
Title:

[Signature Page to the Third Amending Agreement]

ROYAL BANK OF CANADA, in its capacity as Lender under the Canadian Syndicated Facility and as U.S. Facility Lender

By:	"Signed"
Name:
Title:

By:
Name:
Title:

[Signature Page to the Third Amending Agreement]

THE TORONTO-DOMINION BANK, in its capacity as Lender under the Canadian Syndicated Facility

By:	"Signed"
Name:
Title:

By:	"Signed"
Name:
Title:

[Signature Page to the Third Amending Agreement]

TORONTO DOMINION (NEW YORK) LLC, in its capacity as U.S. Facility Lender

By:	"Signed"
Name:
Title:

By:
Name:
Title:

[Signature Page to the Third Amending Agreement]

BANK OF MONTREAL, in its capacity as Lender under the Canadian Syndicated Facility

By:	"Signed"
Name:
Title:

By:	"Signed"
Name:
Title:

[Signature Page to the Third Amending Agreement]

BANK OF MONTREAL, CHICAGO BRANCH, in its capacity as U.S. Facility Lender

By:	"Signed"
Name:
Title:

By:
Name:
Title:

[Signature Page to the Third Amending Agreement]

NATIONAL BANK OF CANADA, in its capacity as Lender under the Canadian Syndicated Facility and as U.S. Facility Lender

By:	"Signed"
Name:
Title:

By:	"Signed"
Name:
Title:

[Signature Page to the Third Amending Agreement]

ATB FINANCIAL, in its capacity as Lender under the Canadian Syndicated Facility

By:	"Signed"
Name:
Title:

By:
Name:
Title:

[Signature Page to the Third Amending Agreement]

EXPORT DEVELOPMENT CANADA, in its capacity as Lender under the Canadian Syndicated Facility and as U.S. Facility Lender

By:	"Signed"
Name:
Title:

By:	"Signed"
Name:
Title:

[Signature Page to the Third Amending Agreement]

BARCLAYS BANK PLC, in its capacity as Lender under the Canadian Syndicated Facility and as U.S. Facility Lender

By:	"Signed"
Name:
Title:

By:
Name:
Title:

[Signature Page to the Third Amending Agreement]

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC, in its capacity as Lender under the Canadian Syndicated Facility

By:	"Signed"
Name:
Title:

By:	"Signed"
Name:
Title:

[Signature Page to the Third Amending Agreement]

DESJARDINS FLORIDA BRANCH, in its capacity as U.S. Facility Lender

By:	"Signed"
Name:
Title:

[Signature Page to the Third Amending Agreement]

WELLS FARGO BANK, N.A., CANADIAN BRANCH, in its capacity as Lender under the Canadian Syndicated Facility and as U.S. Facility Lender

By:	"Signed"
Name:
Title:

By:
Name:
Title:

[Signature Page to the Third Amending Agreement]

SCHEDULE A
TO THE THIRD AMENDING AGREEMENT
SCHEDULE A
LENDERS AND COMMITMENTS

Lender	Operating Facility Commitment	Canadian Syndicated Facility Commitment	U.S. Facility Commitment
The Bank of Nova Scotia	[Redacted]
Canadian Imperial Bank of Commerce
Royal Bank of Canada
(a) The Toronto-Dominion Bank (b) Toronto Dominion (New York) LLC
(a) Bank of Montreal (b) Bank of Montreal, Chicago Branch
National Bank of Canada
ATB Financial
Export Development Canada
Barclays Bank PLC
(a) Fédération des caisses Desjardins du Québec (b) Desjardins Florida Branch
Wells Fargo Bank, N.A., Canadian Branch
Total:	U.S.$50,000,000	U.S.$325,000,000	U.S.$200,000,000

Fronting Lender	Individual Fronting Limit
The Bank of Nova Scotia	[redacted]

SCHEDULE B
TO THE THIRD AMENDING AGREEMENT
FORM OF CONFIRMATION OF GUARANTEE AND SECURITY
CONFIRMATION OF GUARANTEE AND SECURITY

TO:	The Lenders, the Hedging Affiliates and the Cash Managers
AND TO:	The Bank of Nova Scotia, as agent of the Lenders (the "Agent")

For good and valuable consideration (the receipt and sufficiency of which is hereby conclusively acknowledged) each of the undersigned in its capacity as a guarantor pursuant to its guarantee and as a grantor of security under the Security to which it is party hereby: (a) consents and agrees to the terms of the Third Amending Agreement among the Borrowers, the Lenders and the Agent dated as of the date first above written (the “Amending Agreement”) and the transactions contemplated thereby; (b) acknowledges and confirms the representations and warranties applicable to it in the Amending Agreement and the other Documents; and (c) acknowledges that its guarantee and the Security to which it is party each remains in full force and effect in all respects notwithstanding the amendments contained in the Amending Agreement and shall continue to exist and apply to all Obligations, Lender Financial Instrument Obligations and Cash Management Obligations, as applicable under the Credit Agreement.
This Confirmation is in addition to and shall not limit, derogate from or otherwise affect the provisions of the Security, as amended prior to the date hereof.
This Confirmation, insofar as it applies to each of the undersigned, shall be governed by the same governing law which in each case governs the Security given or entered into by such undersigned, as applicable.
Capitalized terms used herein shall have the same meanings herein as are ascribed thereto in the Credit Agreement.
[Remainder of Page Intentionally Left Blank]

This Confirmation of Guarantee and Security is dated the same as the above Third Amending Agreement.

BAYTEX ENERGY LTD.		BTE FINANCE COMPANY LTD.
Per:		Per:
	Name: Title:		Name: Title:

Per:		Per:
	Name: Title:		Name: Title:

BAYTEX COMMERCIAL TRUST 1 by its manager, BTE FINANCE COMPANY LTD.		BAYTEX COMMERCIAL TRUST 2 by its manager, BTE FINANCE COMPANY LTD.
Per:		Per:
	Name: Title:		Name: Title:

Per:		Per:
	Name: Title:		Name: Title:

BAYTEX COMMERCIAL TRUST 3 by its manager, BTE FINANCE COMPANY LTD.		BAYTEX COMMERCIAL TRUST 4 by its manager, BTE FINANCE COMPANY LTD.
Per:		Per:
	Name: Title:		Name: Title:

Per:		Per:
	Name: Title:		Name: Title:

[Signature page to Confirmation to Third Amendment Agreement (Baytex Revolving Credit Agreement)]

BAYTEX COMMERCIAL TRUST 5 by its manager, BTE FINANCE COMPANY LTD.		BAYTEX COMMERCIAL TRUST 6 by its manager, BTE FINANCE COMPANY LTD.
Per:		Per:
	Name: Title:		Name: Title:

Per:		Per:
	Name: Title:		Name: Title:

BAYTEX COMMERCIAL TRUST 7 by its manager, BTE FINANCE COMPANY LTD.		BAYTEX ENERGY (LP) LTD.
Per:		Per:
	Name: Title:		Name: Title:

Per:		Per:
	Name: Title:		Name: Title:

BAYTEX ENERGY LIMITED PARTNERSHIP by its general partner, BAYTEX ENERGY LTD.		BAYTEX ENERGY CORP.
Per:		Per:
	Name: Title:		Name: Title:

Per:		Per:
	Name: Title:		Name: Title:

[Signature page to Confirmation to Third Amendment Agreement (Baytex Revolving Credit Agreement)]

BAYTEX ENERGY USA, INC.
Per:
Name: Title:

Per:
Name: Title:

[Signature page to Confirmation to Third Amendment Agreement (Baytex Revolving Credit Agreement)]

SCHEDULE C
TO THE THIRD AMENDING AGREEMENT
SCHEDULE M
FORM OF ABANDONMENT AND RECLAMATION REPORT

BAYTEX ENERGY CORP
Abandonment and Reclamation Information Summary As at ●, 20●

BAYTEX ENERGY LTD. LIABILITY SUMMARY	Well Summary (# of Wells)	Abandonment & Reclamation Liability (C$MM)
	Operated Non-Operated Gross Net Gross Net	Operated Non-Operated Gross Net Gross Net

Active (producing) wells
Inactive (non-producing) wells

Total wells

Active facilities/pipelines
Inactive facilities/pipelines

Total facilities/pipelines

Sites requiring reclamation only

Total liabilities

BAYTEX ENERGY CORP
Abandonment and Reclamation Information Summary
As at ●, 20●

BAYTEX ENERGY LP LIABILITY SUMMARY	Well Summary (# of Wells)	Abandonment & Reclamation Liability (C$MM)
	Operated Non-Operated Gross Net Gross Net	Operated Non-Operated Gross Net Gross Net
Active (producing) wells
Inactive (non-producing) wells

Total wells

Active facilities/pipelines
Inactive facilities/pipelines

Total facilities/pipelines

Sites requiring reclamation only

Total liabilities

BAYTEX ENERGY CORP
Abandonment and Reclamation Information Summary
As at ●, 20●

CANADIAN LIABILITY SUMMARY	Well Summary (# of Wells)	Abandonment & Reclamation Liability (C$MM)
	Operated Non-Operated Gross Net Gross Net	Operated Non-Operated Gross Net Gross Net
Active (producing) wells
Inactive (non-producing) wells

Total wells

Active facilities/pipelines
Inactive facilities/pipelines

Total facilities/pipelines

Sites requiring reclamation only

Total liabilities

BAYTEX ENERGY CORP
Abandonment and Reclamation Information Summary
As at ●, 20●

US LIABILITY SUMMARY	Well Summary (# of Wells)	Abandonment & Reclamation Liability (C$MM)
	Operated Non-Operated Gross Net Gross Net	Operated Non-Operated Gross Net Gross Net
Active (producing) wells
Inactive (non-producing) wells

Total wells

Active facilities/pipelines
Inactive facilities/pipelines

Total facilities/pipelines

Sites requiring reclamation only

Total liabilities

BAYTEX ENERGY CORP
Abandonment and Reclamation Information Summary
As at ●, 20●

CONSOLIDATED LIABILITY SUMMARY	Well Summary (# of Wells)	Abandonment & Reclamation Liability (C$MM)
	Operated Non-Operated Gross Net Gross Net	Operated Non-Operated Gross Net Gross Net
Active (producing) wells
Inactive (non-producing) wells

Total wells

Active facilities/pipelines
Inactive facilities/pipelines

Total facilities/pipelines

Sites requiring reclamation only

Total liabilities

Total net liability
Discounting (●% inflation / ●% discount)
As reported, December 31, 20●